DIGITAL DEVELOPMENT PARTNERS, INC.

3505 Yucca Drive – Suite 104

Flower Mound, Texas 75028

December 8, 2020

VIA EDGAR

Edward M. Kelly, Senior Counsel

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Digital Development Partners, Inc.

                Post-Qualification Amendment 1 to Offering Statement on Form 1-A

                Filed November 4, 2020; Amended December 1, 2020

                File No. 024-11215

Dear Mr. Kelly:

The Company hereby withdraws its request for qualification dated December 7, 2020.

Very truly yours,

/s/ FABIAN G. DENEAULT

Fabian G. Deneault

President

Digital Development Partners, Inc.